Prospectus Supplement No. 1	Filed pursuant to Rule 424(b)(2)
(to Prospectus dated July 8, 2009)	Registration Statement No. 333-159880
DIGITAL ANGEL CORPORATION
Up to $5,000,000
Shares of Common Stock
          We have entered into a Standby Equity Distribution Agreement, or the SEDA, with YA Global Master SPV Ltd., or YA Global, for the offer and sale of up to $5,000,000 of shares of our common stock, par value $0.01 per share, offered by this prospectus supplement and the accompanying base prospectus. We may from time to time issue all or a portion of these shares to YA Global at 96% of the market price at the time of such issuance determined in accordance with the terms of the SEDA.
          We have been advised by YA Global that the resale of any shares of common stock by YA Global will be made by means of ordinary brokers’ transactions on the Nasdaq Capital Market or otherwise at market prices prevailing at the time of sale or at prices related to the prevailing market prices. For additional information on the methods of sale that may be used by YA Global, see the section entitled “Plan of Distribution” on page S-4.
          Our common stock is quoted on the Nasdaq Capital Market under the symbol “DIGA.” On July 14, 2009, the last reported sale price of our common stock on the Nasdaq Capital Market was $1.44 per share. The aggregate market value of our outstanding common stock held by non-affiliates is $23,793,898 based on 16,523,540 shares of common stock held by non-affiliates, out of a total of 17,891,495 shares outstanding, and a per share price of $1.44 based on the last reported sale price of our common stock on July 14, 2009. As of the date hereof, we have not offered securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period.
Investing in our securities involves a high degree of risk.
See “Risk Factors” beginning on page S-2 of this prospectus supplement.
          In connection with the resale of shares of our common stock, YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation of YA Global may be deemed to be underwriting commissions or discounts.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.
YA Global Master SPV Ltd.
The date of this prospectus supplement is July 16, 2009.

PROSPECTUS SUPPLEMENT
Prospectus Summary	S-1
Risk Factors	S-3
Use Of Proceeds	S-12
Description Of Common Stock	S-12
Plan Of Distribution	S-15

BASE PROSPECTUS
Prospectus Summary	4
Risk Factors	5
Special Note Regarding Forward-Looking Statements	13
Information We Have Incorporated By Reference	14
Where You Can Find More Information	15
Use of Proceeds	15
General Description of Securities We May Offer	16
Description of Capital Stock	16
Plan of Distribution	19
Legal Matters	20
Experts	20

          You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying base prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted.
          You should not assume that the information appearing in this prospectus supplement or the base prospectus is accurate as of any date other than the date on the front cover of the respective documents. You should not assume that the information contained in the documents incorporated by reference in this prospectus supplement or the base prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations, and prospects may have changed since that date.

ii

PROSPECTUS SUMMARY
About This Prospectus Supplement
          This prospectus supplement and the accompanying base prospectus are part of a registration statement on Form S-3 (Registration No. 333-159880) that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may offer to sell any combination of the securities described in the base prospectus in one or more offerings up to a total dollar amount of $6,000,000. The base prospectus provides you with a general description of the securities we may offer. Each time we sell securities under this shelf registration, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in the base prospectus. You should read both this prospectus supplement and the accompanying base prospectus, including all documents incorporated by reference.
          This prospectus supplement provides specific details regarding the issuance of up to $5,000,000 of shares of our common stock pursuant to the SEDA. To the extent there is a conflict between the information contained in this prospectus supplement and the base prospectus, you should rely on the information in this prospectus supplement. This prospectus supplement, the base prospectus and the documents we incorporate by reference herein and therein include important information about us and our common stock, and other information you should know before investing. You should read both this prospectus supplement and the base prospectus, together with the additional information described in the base prospectus under the heading “Where You Can Find More Information.”
Our Business
          We develop innovative identification, location and software products for consumer, commercial and government sectors worldwide. Our unique and often proprietary products provide safety for people, animals, food chains, government/military assets, and commercial assets. Included in this diverse product line are applications for radio frequency identification systems, commonly known as RFID, end-to-end food safety systems and global positioning satellite communications systems (“GPS”).
          We operate in two business segments: Animal Identification and Emergency Identification.
Animal Identification
          Our Animal Identification segment focuses on developing, manufacturing and marketing of visual and electronic identification tags and implantable RFID microchips, primarily for identification, tracking and location of companion pets, horses, livestock (e.g., cattle and hogs), fish and wildlife worldwide, and, more recently, for animal bio-sensing applications, such as temperature reading for companion pet, equine and livestock applications. Our Animal Identification segment’s proprietary products focus on pet identification and safeguarding and the positive identification and tracking of livestock and fish, which we believe is crucial for asset management and for disease control and food safety.
          This segment’s principal products are:
•	visual and electronic ear tags for livestock; and

•	implantable microchips and RFID scanners for the companion pet, horse, livestock, and fish and wildlife industries.
Emergency Identification
          Our Emergency Identification segment focuses on developing and marketing GPS and GPS-enabled products used for location tracking and message monitoring of pilots, aircraft, maritime vehicles and outdoor adventurers in remote locations. Our Emergency Identification segment consists of our 98.5% owned subsidiary, Signature Industries Limited (“Signature”). Signature is based in the United Kingdom and has been developing and manufacturing personal locator beacons (“PLBs”) for five decades.
          This segment’s principal products are:
•	GPS enabled search and rescue equipment and intelligent communications products and services for mobile data and radio communications applications, including our SARBE™ and McMurdo™ brands, which serve commercial and military markets; and

•	alarm sounders for industrial use and other electronic components.

Company Information
          We were incorporated on May 11, 1993 in Missouri and reincorporated on April 20, 2007 in Delaware. Our principal executive offices are located at 490 Villaume Avenue, South St. Paul, Minnesota 55075, and our telephone number is (651) 455-1621. Our website is www.digitalangel.com. The information contained on our website is not a part of this prospectus. We have included our website address in this prospectus as an inactive textual reference only.

RISK FACTORS
          An investment in our securities involves a high degree of risk and should be considered only by those persons who are able to afford a loss of their entire investment. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by any forward-looking statement. In particular, you should consider the numerous risks outlined below. Those risk factors are not exhaustive. Other sections of this prospectus, any prospectus supplement and the documents incorporated by reference may include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In evaluating our business, prospective investors should carefully consider the risk factors in addition to the other information included or incorporated by reference in this prospectus.
We have a history of operating losses and negative cash flows and we may not become profitable in the future, which could ultimately result in our inability to continue operations in the normal course of business.
          Historically, we have incurred losses and, in 2007 and prior years, we did not generate positive cash flows from operations. We incurred a consolidated loss from continuing operations of $1.2 million, $58.3 million, $34.8 million and $16.3 million in the three months ended March 31, 2009 and the years ended December 31, 2008, 2007 and 2006, respectively, and our consolidated operating activities provided (used) cash of $0.3 million, $1.4 million and $(18.5) million during the three months ended March 31, 2009 and the years ended December 31, 2008 and 2007, respectively. As of March 31, 2009, we had an accumulated deficit of approximately $560.1 million. We have funded our operating cash requirements, as well as our capital needs, with the proceeds from investing and/or financing activities. There is no assurance that our operating activities will be able to fund our cash requirements in the future if our investing and/or financing activities cannot.
Historical losses and negative cash flows from operations raise concerns about our ability to continue operations at the current level.
          Our ability in the future to achieve or sustain profitability is based on a number of factors, many of which are beyond our control, including the future demand for our RFID, GPS and satellite-based systems. If demand for such systems does not reach anticipated levels, or if we fail to manage our cost structure, we may not achieve profitability. We believe that we will be able to generate enough cash from operations, our existing revolving credit facility and factoring lines, the sales of certain business units and through other investing and financing sources to operate our business for the next twelve months ending March 31, 2010, including generating the cash required to repay our debt obligations, of which approximately $5.8 million is due in February 2010.
          Our capital requirements depend on a variety of factors, including but not limited to, the rate of increase or decrease in our existing business base, the success, timing, and amount of investment required to bring new products on-line, revenue growth or decline, and potential acquisitions or divestitures. We have established a management plan to guide us in achieving profitability and positive cash flows from operations during 2009. No assurance can be given that we will be successful in implementing the plan. Failure to generate positive cash flow from operations will have a material adverse effect on our business, financial condition and results of operations.
          Our historical sources of liquidity have included proceeds from the sale of common stock and preferred shares, proceeds from the issuance of debt, proceeds from the sale of businesses, and proceeds from the exercise of stock options and warrants. In addition to these sources, other sources of liquidity may include the raising of capital through additional private placements or public offerings of debt or equity securities. However, going forward some of these sources may not be available, or if available, they may not be on favorable terms. We will be required to generate funds to repay our term notes and certain of our other debt obligations during 2009 and 2010, including approximately $4.9 million that will be due under the terms of our Laurus term debt on February 1, 2010. As of March 31, 2009, we had a working capital deficiency, which is due in part to having to classify our term debt, which matures in February 2010, our revolving line of credit, our factoring lines and our credit facility with Danske Bank, which are more fully discussed in Note 9 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as current liabilities on our consolidated balance sheet. In addition, our credit facility with Danske Bank, which currently does not require us to make principal payments, is due on demand and we are currently in negotiations with Danske Bank to begin making payments on the credit facility during the second half of 2009. If we are unable to generate the funds necessary to pay our obligations in the ordinary course of business, we may be unable to continue operations at the current level. These conditions indicate that we may be unable to continue as a going concern.

The current volatility in economic conditions and the financial markets may adversely affect our industry, business and financial performance.
          We have witnessed unprecedented disruptions in financial markets, including volatility in asset values and constraints on the availability of credit. In response to these developments, the U.S. government has taken, and may take further, steps designed to stabilize markets generally and strengthen financial institutions in particular. The impact, if any, that these financial market events or these governmental actions might have on us and our business is uncertain and cannot be estimated at this time.
Currently, there has been a general weakening of the U.S. economy. To the extent these economic developments continue to worsen, and to the extent legislation or regulatory action adversely affects the U.S. economy, there could be an adverse impact on our access to capital and to our results of operations.
Our stock price has reflected a great deal of volatility, including a significant decrease over the past few years. The volatility may mean that, at times, our stockholders may be unable to resell their shares at or above the price at which they acquired them.
          From January 1, 2005 to July 6, 2009, the price per share of our common stock has ranged from a high of $57.20 to a low of $0.39, on a split adjusted basis. The price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. The market value of our common stock has declined in the past, in part, due to our operating performance. In the future, broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. Recent declines in the market price of our common stock and in broad capital markets could affect our access to capital, and may, if continuing, impact our ability to continue operations at the current level. In addition, any continuation of the recent declines in the price of our common stock may harm employee morale and retention, curtail investment opportunities presented to us, and negatively impact other aspects of our business. As a result of any such declines, many stockholders have been or may become unable to resell their shares at or above the price at which they acquired them.
If we fail to continue to meet all applicable Nasdaq Capital Market requirements, our stock could be delisted by the Nasdaq Capital Market. If delisting occurs, it would adversely affect the market liquidity of our common stock and harm our businesses.
          Our common stock is currently traded on the Nasdaq Capital Market under the symbol “DIGA.” If we fail to meet any of the continued listing standards of the Nasdaq Capital Market, our common stock could be delisted from the Nasdaq Capital Market. These continued listing standards include specifically enumerated criteria, such as:
•	a $1.00 minimum closing bid price;

•	shareholders’ equity of $2.5 million, market value of publicly-held shares of $35 million, or net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years;

•	500,000 shares of publicly-held common stock with a market value of at least $1 million;

•	300 round-lot stockholders; and

•	compliance with Nasdaq’s corporate governance requirements, as well as additional or more stringent criteria that may be applied in the exercise of Nasdaq’s discretionary authority.
          In the future, if our common stock were to fail to meet the minimum bid price requirement or any of the other listing requirements it could be delisted from the Nasdaq Capital Market. In that case trading of our common stock most likely will be conducted in the over-the-counter market, (“OTC”) Bulletin Board market, an electronic bulletin board established for unlisted securities. Such delisting could also adversely affect our ability to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.
We have substantial debt and debt service and our debt agreements contain certain events of default.
          As of March 31, 2009, our indebtedness totaled approximately $14.9 million, and we had advances on our factoring lines of approximately $2.0 million. As a result, we incur significant interest expense. In addition, we are obligated to make monthly principal payments on certain of our notes. As of March 31, 2009 we had $5.8 million of outstanding term debt that matures in February 2010, plus a deferred financing fee obligation of $0.8 million, also approximately $2.6 million of our outstanding revolver debt at March 31, 2008 matures in August 2010 and approximately $2.0 million of mortgage debt matures on November 1, 2010. In addition, we are in negotiation with one of our lenders, Danske Bank, to begin to make principal payments on our outstanding credit line with them during the second half of 2009.

          Our debt agreements contain certain events of default, including, among other things, failure to pay, violation of covenants, and certain other expressly enumerated events. Additionally, we granted Laurus Master Fund Limited (“Laurus”) a first priority security interest and granted Kallina Corporation (“Kallina”, an affiliate of Laurus) a security interest in substantially all of our assets, and we pledged all of the issued and outstanding capital stock we own in certain of our wholly-owned subsidiaries.
          The degree to which we are leveraged could have important consequences, including the following:
•	our ability to obtain additional financing in the future for operations, capital expenditures, potential acquisitions, and other purposes may be limited, or financing may not be available on terms favorable to us or at all;

•	a substantial portion of our cash flows from operations must be used to pay our interest expense and repay our debt, which reduces the funds that would otherwise be available to us for our operations and future business opportunities; and

•	our ability to continue operations at the current level could be negatively affected if we cannot refinance our obligations before their due date.
          A default under any of our debt agreements could result in acceleration of debt payments and it could permit the lender to foreclose on our assets and the stock we have pledged in our subsidiaries. We cannot assure you that we will be able to maintain compliance with these covenants. Failure to maintain compliance could have a material adverse impact on our financial position, results of operations and cash flow.
We have effected or entered into (and will likely continue to effect or enter into) capital raising transactions, acquisitions, legal settlements and contracts for services that involve the issuance of shares of our common stock (or securities convertible into or exchangeable for such shares) and, as a result, your investment in our common stock will be further diluted.
          We currently have a legal settlement and an earn out obligation aggregating approximately $4.1 million, both of which we currently intend to settle in shares of our common stock. The legal settlement may be settled in unregistered shares of our common stock and the earn out obligation (to the extent we owe any) must be settled in registered shares of our common stock. Such share issuances have in the past been and we expect will in the future be dilutive to the value of our common stock. As a result, your investment in our common stock will be further diluted.
          Certain events over which you will have no control could result in the issuance of additional shares of our common stock or other securities, which could dilute the value of your shares of common stock. We may issue additional shares of common stock:
•	to raise additional capital;

•	upon the exercise of outstanding options and stock purchase warrants or additional options and warrants issued in the future;

•	in connection with severance agreements;

•	in connection with loans or other capital raising transactions; and

•	in connection with acquisitions of other businesses or assets.
          As of July 6, 2009, there were 313,674 outstanding warrants and 2,765,260 options to acquire additional shares of our common stock with weighted average exercise prices of $30.29 per share and $17.80 per share, respectively. If exercised, these securities could dilute the value of the shares of common stock. In addition, we have the authority to issue up to a total of 35,000,000 shares of common stock and up to 5,000,000 shares of preferred stock without further shareholder approval, including shares that could be convertible into our common stock, subject to applicable Nasdaq requirements for issuing additional shares of stock. Were we to issue any such shares, or enter into any other financing transactions, the terms may have the effect of significantly diluting or adversely affecting the holdings or the rights of the holders of the common stock.
We may issue preferred stock, which will rank senior to the shares of our common stock and which may delay or prevent a change in control of us.
          Preferred stock may be created and issued from time to time by our board of directors, with such rights and preferences as our board of directors may determine. Because of our board of directors’ broad discretion with respect to the creation and issuance of any series of preferred stock without shareholder approval, our board of directors could adversely affect the voting power of our common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of us.

There is no guarantee that we will sell the maximum number of shares offered.
          We currently intend to offer up to 3,000,000 shares of our common stock under this prospectus. There can be no assurance that any of the shares being offered by this prospectus will be sold or that we will receive all of the estimated net proceeds generated from a sale of all of such shares. If all of the 3,000,000 shares offered are not sold, we may be unable to fund all of the intended uses for the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital generated by our operations. Alternative sources of funds may not be available to us at a reasonable cost. In addition, since our shares are being offered on a best-efforts basis and there is no minimum number of shares that must be sold, the proceeds from the offering, if any, may not be sufficient to cover the offering expenses.
There is no assurance that the Company will receive $5,000,000 in gross proceeds under the SEDA.
          Currently, the Company can only sell up to 3,000,000 shares of common stock under this Prospectus and only 3,578,299 shares of common stock (or 20% of the outstanding number of shares as of the date of this Prospectus) under the SEDA. Sale of shares under the SEDA at a price below $1.39 could result in proceeds below the $5,000,000 total dollar amount available under the SEDA. Additionally, sale of more than 20% of the outstanding shares of common stock would require stockholder approval, which may not be obtained.
Because we will not pay dividends on our common stock for the foreseeable future, shareholders must rely on stock appreciation for any return on their investment in the common stock.
          We have never declared or paid dividends on our common stock, and we cannot assure you that any dividends will be paid in the foreseeable future. Our outstanding debt agreements place restrictions on the declaration and payment of dividends. We intend to use any earnings that we generate to finance our operations and to repay debt obligations, and, we do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock will provide a return to our shareholders.
We rely heavily on revenues derived from sales to various governmental agencies, and the loss of, or a significant reduction in, orders from government agencies could result in significant losses and deficits in cash flows from operations.
          Our principal customers for electronic identification devices for fish are Pacific States Marine, a government contractor that relies on funding from the U.S. government, and the U.S. Army Corps of Engineers. Our Emergency Identification segment is heavily dependent on contracts with domestic government agencies and foreign governments, including the United Kingdom, primarily relating to military applications. Because we rely on revenues and cash flows generated from contracts, directly or indirectly, with governmental agencies, the loss of any such contract would result in a decrease in revenues and cash flows, and such a decrease may be significant and thereby have a material adverse effect on our financial condition and results of operations.
Our Animal Identification segment relies heavily on revenue from a principal distributor and two customers and the loss of the principal distributor and customers could negatively affect our revenue, cash flows and results of operations.
          Our pet identification and location system is marketed in the U.S. by Schering-Plough. For the years ended December 31, 2008, 2007 and 2006, Schering-Plough accounted for approximately 19%, 34% and 15%, respectively, of our Animal Identification segment’s revenues. It may be difficult and time-consuming for us to arrange for distribution of the implantable microchip by a third party. The loss of Schering-Plough as our exclusive distributor may negatively affect future sales. Our contract with Schering-Plough was due to expire on February 13, 2009 but has been extended to June 30, 2009. There is no assurance that Schering-Plough and Destron Fearing will extend the contract beyond June 30, 2009. Our principal customers for electronic identification devices for fish are Pacific States Marine and the U.S. Army Corps of Engineers. The loss of, or a significant reduction in, orders from these customers could have a material adverse effect on our financial condition and results of operations.
We depend on a small team of senior management and key employees, and we may have difficulty attracting and retaining additional personnel.
          Our future success will depend in large part upon the continued services and performance of senior management and other key personnel. If we lose the services of any member of our senior management team, our overall operations could be materially and adversely affected. In addition, our future success will depend on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, marketing, purchasing and customer service personnel when they are needed. Competition for qualified individuals to fill these positions is intense. We cannot ensure that we will be able to successfully attract, integrate or retain sufficiently qualified personnel when the need arises. Any failure to attract and retain the necessary technical, managerial, marketing, purchasing and customer service personnel could have a material adverse effect on our financial condition and results of operations.

          The loss of any senior executive could materially adversely affect our financial results. Our senior executives, in many cases, have strong relationships with our customers and suppliers. Therefore, the loss of the services of such senior executives or any general instability in the composition of our senior management could have a negative impact on our relationship with these customers and suppliers.
Over the past few years, we have made significant changes in the nature and scope of our businesses and we have expanded into different product lines, including new and unproven technologies.
          If we are not successful in implementing our business model and developing and marketing these products or if these products do not gain sufficient market acceptance, we may not be able to achieve or sustain profitable operations. In that case, the market price of our common stock would likely decrease.
Management continues to review strategic alternatives to increase shareholder value, which may result in a decrease in consolidated revenue and the overall size of our operations.
          Management is focusing on various strategic alternatives, which include the possibility of selling one or more of our business units and/or segments. If we decide in the future to further streamline our business to focus our attention on only one business segment, it would, at least in the short term, result in a decrease in our revenue and the size of our operations. Such a decrease could negatively impact the price of our common stock.
Technological change could cause our products and technology to become obsolete or require the redesign of our products, which could have a material adverse effect on our businesses.
          Technological changes within the industries in which we conduct business may require us to expend substantial resources in an effort to develop new products and technology. We may not be able to anticipate or respond to technological changes in a timely manner, and our response may not result in successful product development and timely product introductions. If we are unable to anticipate or respond to technological changes, our businesses could be adversely affected.
We may be subject to costly product liability claims from the use of our systems, which could damage our reputation, impair the marketability of our systems and force us to pay costs and damages that may not be covered by adequate insurance.
          Manufacturing, marketing, selling, testing and operation of our systems entail a risk of product liability. We could be subject to product liability claims in the event our systems fail to perform as intended. Even unsuccessful claims against us could result in the expenditure of funds in litigation, the diversion of management time and resources, damage to our reputation and impairment in the marketability of our systems. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of our insurance coverage would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would harm our business.
If others assert that our products infringe their intellectual property rights, we may be drawn into costly disputes and risk paying substantial damages or losing the right to sell our products.
          We face the risk of adverse claims and litigation alleging our infringement of the intellectual property rights of others. If infringement claims are brought against us or our suppliers, these assertions could distract management and necessitate our expending potentially significant funds and resources to defend or settle such claims. We cannot be certain that we will have the financial resources to defend ourselves against any patent or other intellectual property litigation. If we or our suppliers are unsuccessful in any challenge to our rights to market and sell our products, we may, among other things, be required to:
•	pay actual damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	cease the development, manufacture, use and/or sale of products that use the intellectual property in question through a court-imposed sanction called an injunction;

•	expend significant resources to modify or redesign our products, manufacturing processes or other technology so that it does not infringe others’ intellectual property rights or to develop or acquire non-infringing technology, which may not be possible; or

•	obtain licenses to the disputed rights, which could require us to pay substantial upfront fees and future royalty payments and may not be available to us on acceptable terms, if at all, or to cease marketing the challenged products.

          Ultimately, we could be prevented from selling a product or otherwise be forced to cease some aspect of our business operations as a result of any intellectual property litigation. Even if we or our suppliers are successful in defending an infringement claim, the expense, time delay, and burden on management of litigation and negative publicity could have a material adverse effect on our business.
We obtain the implantable microchip used in our Animal Identification segment’s products from a single supplier, making us vulnerable to supply disruptions that could constrain our sales of such systems and/or increase the per-unit cost of production of the microchip.
          At present, we source our implantable microchip from Raytheon Microelectronics España S.A. (“RME”), the actual manufacturer, under a supply agreement between us and RME for use in our Animal Identification segment’s products. The term of that agreement expires on June 30, 2010, subject to earlier termination by either party if, among other things, the other party breaches the agreement and does not remedy the breach within 30 days of receiving notice. We and RME each own certain of the automated equipment and tooling used in the manufacture of the microchip. Accordingly, it would be difficult for us to arrange for a third party other than RME to manufacture the implantable microchip to satisfy our requirements. Even if we were able to arrange to have the implantable microchip manufactured in another facility, we believe that making such arrangements and commencement of production could take at least three to six months. A supply disruption of this length could cause customers to cancel orders, negatively affect future sales and damage our business reputation. In addition, the per-unit cost of production at another facility could be more than the price per unit that we currently pay.
The expiration or invalidation of patents covering products and technologies in our Animal Identification segment could expose us to potential competition that may have a material adverse effect on our sales and results of operations.
          We rely on various patents covering microchip and reader products used in our Animal Identification segment that expire from 2015 through 2021. Without patent protection, our competitors may be able to independently develop similar technology or duplicate our systems, which could have a material adverse effect on our sales and results of operations.
Our inability to safeguard our intellectual property may adversely affect our business by causing us to lose a competitive advantage or by forcing us to engage in costly and time-consuming litigation to defend or enforce our rights.
          We rely on copyrights, trademarks, trade secret protections, know-how and contractual safeguards to protect our non-patented intellectual property, including our software technologies. Our employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of our confidential information. We also have entered into confidentiality agreements to protect our confidential information delivered to third parties for research and other purposes. There can be no assurance that we will be able to effectively enforce these agreements, the confidential information will not be disclosed, others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to our confidential information, or that we can meaningfully protect our confidential information. Costly and time-consuming litigation could be necessary for enforcement, and failure to maintain the confidentiality of our confidential information could adversely affect our business by causing us to lose a competitive advantage maintained through such confidential information.
          Disputes may arise in the future with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our systems, or could require or result in costly and time-consuming litigation that may not be decided in our favor. Any such event could have a material adverse effect on our business, financial condition and results of operations by delaying our ability to commercialize innovations or by diverting our resources away from revenue-generating projects.
We compete with other companies in the visual and electronic identification and locator markets, and the products sold by our competitors could become more popular than our products or render our products obsolete.
          The markets for visual and electronic identification and beacon products are highly competitive. We believe that our principal competitors in the visual identification market for livestock are AllFlex USA and Y-Tex Corporation, that our principal competitors in the electronic identification market are AllFlex USA, Datamars SA and Avid Identification Systems, Inc., and that our principal competitors in the beacon market are Boeing North American Inc., General Dynamics Decision Systems, Tadiran Spectralink Ltd., Becker Avionic Systems, and ACR Electronics, Inc.
          In addition, other companies could enter this line of business in the future. Many of our competitors have substantially greater financial and other resources than us. We may not be able to compete successfully with these competitors, and those competitors may develop or market technologies and products that are more widely accepted than our products or that would render our products obsolete or noncompetitive.

Infringement by third parties on our intellectual property or development of substantially equivalent proprietary technology by our competitors could negatively affect our businesses.
          Our success depends significantly on our ability to:
•	maintain patent and trade secret protection;

•	obtain future patents and licenses; and

•	operate without infringing on the proprietary rights of third parties.
          There can be no assurance that the measures we have taken to protect our intellectual property will prevent the misappropriation or circumvention of our intellectual property. In addition, there can be no assurance that any patent application, when filed, will result in an issued patent, or that our existing patents, or any patents that may be issued in the future, will provide us with significant protection against competitors. Moreover, there can be no assurance that any patents issued to or licensed by us will not be infringed upon or circumvented by others. Litigation to establish the validity of patents and to assert infringement claims against others can be expensive and time-consuming, even if the outcome, which is often uncertain, is in our favor. Infringement of our intellectual property or the development of substantially equivalent technology by competitors could have a material adverse effect on our business.
Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the U.S.
          The laws of some foreign countries do not protect intellectual property to as great an extent as do the laws of the U.S. Policing unauthorized use of the intellectual property utilized in our systems and system components is difficult, and there is a risk that our means of protecting our intellectual property may prove inadequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our systems, which would likely reduce our sales in these countries. Furthermore, some of our patent rights may be limited in enforceability to the U.S. or certain other select countries, which may limit our intellectual property protection abroad.
Domestic and foreign government regulation and other factors could impair our ability to develop and sell our products in certain markets.
          The electronic animal identification market can be negatively affected by such factors as food safety concerns, price, consumer perceptions regarding cost and efficacy, international technology standards, government regulation and slaughterhouse removal of microchips.
          We are also subject to federal, state and local regulation in the U.S., including regulation by the FDA, the FCC and the USDA, and similar regulatory bodies in other countries. We cannot predict the extent to which we may be affected by further legislative and regulatory developments concerning our products and markets. We are required to obtain regulatory approval before marketing most of our products. The regulatory process can be very time-consuming and costly, and there is no assurance that we will receive the regulatory approvals necessary to sell our products under development. Regulatory authorities also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any such regulatory action, including the failure to obtain such approval, could prevent us from selling, or materially impair our ability to sell, our products in certain markets and could negatively affect our businesses.
Our foreign operations pose additional risks.
          We operate our businesses and market our products internationally. During the years ended December 31, 2008 and 2007, approximately 64% and 55% of our sales were to both private and public businesses in foreign countries. Our foreign operations are subject to the risks described herein, as well as risks related to compliance with foreign laws and other economic or political uncertainties. International sales are subject to risks related to general economic conditions, currency exchange rate fluctuations, imposition of tariffs, quotas, trade barriers and other restrictions, enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws, and other economic and political uncertainties. All of these risks could result in increased costs or decreased revenues, which could have an adverse effect on our financial results.
Our results of operations may be adversely affected if we write-off additional goodwill and other intangible assets.
          During the third quarter of 2008, we recorded an impairment charge of $26.2 million for goodwill associated with our Animal Identification segment and an impairment of our investment in VeriChip Corporation. In the fourth quarter of 2008, we recorded an impairment charge of $4.1 million for goodwill associated with our Animal Identification segment. During the fourth quarter of 2007, we recorded an impairment charge of approximately $4.6 million for goodwill associated with our DSD Holding business. In addition, during 2007 and 2006, we recorded an impairment charge of approximately $9.5 million and $6.6 million, respectively, for goodwill and other intangible assets associated with our discontinued companies, Computer Equity and OuterLink, which are included in our results from discontinued operations. As of March 31, 2009, we had approximately $14.5 million in goodwill. We assess the fair value of our goodwill and other intangible assets annually or earlier if events occur or circumstances change that would more likely than not reduce the fair value of these assets below their carrying value. If we determine that significant additional impairment has occurred, we will be required to write off the impaired portion of goodwill and our other intangible assets. Additional impairment charges could have a material adverse effect on our operating results and financial condition.
We face the risk that the value of our inventory may decline before it is sold or that our inventory may not be able to be sold at anticipated prices.
          On March 31, 2009, the book value of our inventory was $9.0 million. Our inventory could decline in value as a result of technological obsolescence or a change in the product. Our success depends in part on our ability to minimize the cost to purchase/produce inventory and sell that inventory rapidly. The failure to sell such inventory may require us to sell such inventory at a discount or at a loss or write down its value, which could result in significant losses and decreases in our cash flows.
Currency exchange rate fluctuations could have an adverse effect on our sales and financial results.
          During the years ended December 31, 2008 and 2007, we generated approximately 62% and 52%, respectively, of our sales and incurred a portion of our expenses in currencies other than U.S. dollars. During the years ended December 31, 2008 and 2007, we recorded foreign currency gains of approximately $0.3 million and $0.4 million, respectively. In prior years, we have not incurred material amounts of foreign currency gains or losses. During 2008, we saw significant fluctuations in foreign currency exchange rates which resulted in approximately $2.3 million of other comprehensive loss.
          To the extent that going forward we are unable to match revenues received in foreign currencies with costs paid in the same currency, exchange rate fluctuations in any such currency could have an adverse effect on our financial results.
Should we issue in excess of approximately 1,110,000 additional shares of our common stock through various means, such as in an offering pursuant to this prospectus, any prospectus supplement, issuances under our stock option plans as well as any other shares we may issue, it will result in a change of ownership under Internal Revenue Code section 382 and, thereby, limit our use of certain net operating losses to offset future U.S. taxable income.
          At March 31, 2009, we had aggregate net operating loss carryforwards of approximately $272.5 million for income tax purposes that expire in various amounts from 2013 through 2028. Through December 28, 2007, Destron Fearing filed a separate federal income tax return. Of the aggregate U.S. net operating loss carryforwards of $263.4 million, of which $69.3 million relates to Destron Fearing, and approximately $9.1 million relates to foreign loss carryforwards. These net operating loss carryforwards are available to only offset future taxable income earned in the home country of the foreign entity. As of March 31, 2009, we have provided a valuation allowance to fully reserve our U.S. net operating loss carryforwards and our other existing U.S. net deferred tax assets, primarily as a result of our recent losses and our current projections of future taxable U.S. income. As a result of fully reserving our U.S. deferred tax assets, we have not recognized a benefit related to our net U.S. losses.
          The amount of any benefit from our US tax net operating losses is dependent on: (1) our ability to generate future taxable income and (2) the unexpired amount of net operating loss carryforwards available to offset amounts payable on such taxable income. Any greater than fifty percent change in ownership under Internal Revenue Code (“IRC”) section 382 would place significant annual limitations on the use of such net operating losses to offset any future taxable income we may generate. Such limitations, in conjunction with the net operating loss expiration provisions, could effectively eliminate our ability to use a substantial portion of our net operating loss carryforwards to offset future taxable income. Based on current cumulative three-year change in ownership, we could exceed the fifty percent threshold upon the issuance of an additional 1.1 million shares of our common stock in which case, approximately $194.1 million of the $263.4 million of available U.S. net operating losses would be limited under IRC section 382. Certain additional transactions could cause an ownership change, including (a) additional issuances of shares of common stock by us or (2) acquisitions or sales of shares by certain holders of our shares, including persons who have held, currently hold, or accumulate in the future five percent or more of our outstanding stock.
If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.
          During the course of our testing of our internal controls, we may identify, and have to disclose, material weaknesses or significant deficiencies in our internal controls that will have to be remediated. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors, officers and employees, entail substantial costs in order to modify our existing accounting systems, and take a significant period of time to complete. Such changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may negatively affect our stock price.

USE OF PROCEEDS
          We may receive up to $5,000,000 in proceeds from the sale of shares of common stock to YA Global pursuant to the SEDA. For each share of common stock purchased under the SEDA, YA Global will pay ninety-six percent (96%) of the lowest daily volume weighted average price, or VWAP, during the five (5) consecutive trading days after the date that we deliver an advance notice. Each such advance may be for an amount not to exceed the lesser of (1) $500,000 worth or (2) 125% of the average of the “daily value traded” for each of the 10 trading days prior to the Advance Notice date (where “daily value traded” is the product obtained by multiplying the daily trading volume for such day by the daily volume weighted average price of the common stock for such day (“VWAP”)), or other amount mutually agreed to by the parties. The amount also cannot cause the aggregate number of shares of common stock beneficially owned by YA Global and its affiliates to exceed 4.99% of the then outstanding common stock. If an Advance Notice requests the purchase of shares exceeding any of the amounts described above, that portion of the Advance Notice will be deemed as automatically withdrawn. We anticipate, and have represented to YA Global in the SEDA, that the proceeds received under the SEDA will be utilized for working capital, outsourcing and other manufacturing improvements including capital expenditures, and repayment of debt.
DESCRIPTION OF COMMON STOCK
          The following is a description of our capital stock, including our common stock, and other securities and the material provisions of our certificate of incorporation, bylaws and other agreements. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under the captions “Where You Can Find More Information” and “Information We Have Incorporated by Reference.”
General
          Under our certificate of incorporation, we have 40,000,000 shares of authorized capital stock, of which 35,000,000 shares have been classified as common stock and 5,000,000 shares have been classified as preferred stock, $0.01 per share par value and $10.00 per share par value, respectively. As of July 6, 2009, there were 17,891,495 shares of common stock outstanding and no outstanding shares of preferred stock.
Common Stock
          Subject to the rights of the preferred stock, holders of common stock are entitled to receive such dividends as are declared by our board of directors out of funds legally available for the payment of dividends. We presently intend to retain any earnings to fund the development of our business. Accordingly, we do not anticipate paying any dividends on our common stock for the foreseeable future. Any future determination as to declaration and payment of dividends will be made at the discretion of our board of directors and subject to approval by our lenders.
          In the event of the liquidation, dissolution, or winding up of Digital Angel, each outstanding share of our common stock will be entitled to share equally in any of our assets remaining after payment of or provision for our debts and other liabilities.
          Holders of common stock are entitled to one vote per share on matters to be voted upon by stockholders. There is no cumulative voting for the election of directors, which means that the holders of shares entitled to exercise more than 50% of the voting rights in the election of directors are able to elect all of the directors.
          Holders of common stock have no preemptive rights to subscribe for or to purchase any additional shares of common stock or other obligations convertible into shares of common stock which we may issue after the date of this prospectus.
          All of the outstanding shares of common stock are fully paid and non-assessable. Holders of our common stock are not liable for further calls or assessments.
Undesignated Preferred Stock
          Our certificate of incorporation authorizes 5,000,000 shares of preferred stock. Our board of directors is authorized, without further stockholder action, to establish various series of such preferred stock from time to time and to determine the rights, preferences and privileges of any unissued series including, among other matters, any dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, the number of shares constituting any such series, and the description thereof and to issue any such shares. Although there is no current intent to do so, our board of directors may, without stockholder approval, issue shares of a class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the common stock. As of the date of this prospectus, there were no shares of preferred stock designated or outstanding.

Options and Warrants
          As of July 6, 2009, there were options held by our employees and others to purchase an aggregate of 2,765,260 shares of common stock. Of the outstanding options, 2,216,181 options are now exercisable at a weighted average exercise price of $21.72 per share, and the rest become exercisable at various times over the next three years. We currently have 106,248 options available for grant under our option plans. As of July 6, 2009, the average weighted exercise price of all outstanding options was $17.80 per share.
          As of July 6, 2009, there were 313,674 shares subject to outstanding warrants. The average weighted exercise price of all outstanding warrants was $30.29 per share. All of the warrants are currently exercisable.
          The warrant agreements provide for anti-dilution provisions that require that the exercise price be adjusted if we issue certain securities at a price below the exercise price then in effect and the number of warrants and the exercise price is required to be adjusted upon the declaration or payment of a dividend or other distribution of our common stock. The total number of shares that can be issued under such provisions is subject to a ceiling.
          The exercise price of the warrants may be paid in cash, in shares of common stock or by surrendering other warrants.
Limitations on Directors’ Liability
          Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law.
          In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of the director’s fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of the director’s fiduciary duty as a director, except that a director will be personally liable for:
•	any breach of his or her duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

•	any transaction from which the director derived an improper personal benefit.
          This provision does not affect a director’s liability under the federal securities laws.
          To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation or Delaware law against liabilities arising under the Securities Act of 1933, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.
Provisions of Our Certificate of Incorporation and Delaware Law that May Have an Anti-Takeover Effect
          Certain provisions set forth in our certificate of incorporation and Delaware law, which are summarized below, may have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder’s best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.
Delaware Takeover Statute
          Section 203 of the Delaware General Corporation Law (“DGCL”) prohibits a Delaware corporation that is a public company from engaging in any “business combination” (as defined below) with any “interested stockholder” (defined generally as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such entity or person) for a period of three years following the date that such stockholder became an interested stockholder, unless:
•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

•	by persons who are directors and also officers, and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.
               Section 203 of the Delaware General Corporation Law defines “business combination” to include:
•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
Undesignated Preferred Stock
          Our certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by our stockholders, up to 5,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, any voting powers of the shares of the series, and any preferences and relative, participating, optional and other special rights and any qualifications, limitations or restrictions, of the shares of such series. Our board could authorize the issuance of shares of preferred stock that could have the effect of delaying, deferring or preventing a transaction or change in control that might involve a premium price for shares of our common stock or otherwise be in their interests.
Transfer Agent and Registrar
          The transfer agent and registrar for our common stock is Registrar and Transfer Company, whose address is 10 Commerce Drive, Cranford, New Jersey 07016.
Listing
          Our common stock is listed on the Nasdaq Capital Market under the symbol “DIGA.” We have not applied to list our common stock on any other exchange or quotation system.

PLAN OF DISTRIBUTION
          On July 10, 2009, we entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global. The SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $5,000,000 of shares of our common stock over a two-year commitment period. From time to time, and at our sole discretion, we may present YA Global with advance notices to purchase shares of our common stock.
          As provided in the Agreement, periodically the Company will be able to issue advance notices to YA Global requesting YA Global to purchase a certain number of the Company’s common stock (“Advance Notices”). The amount of shares the Company can request YA Global to purchase under each Advance Notice cannot exceed the lesser of (1) $500,000 worth or (2) 125% of the average of the “daily value traded” for each of the 10 trading days prior to the Advance Notice date (where “daily value traded” is the product obtained by multiplying the daily trading volume for such day by the daily volume weighted average price of the common stock for such day (“VWAP”)), or other amount mutually agreed to by the parties. The amount also cannot cause the aggregate number of shares of common stock beneficially owned by YA Global and its affiliates to exceed 4.99% of the then outstanding common stock. If an Advance Notice requests the purchase of shares exceeding any of the amounts described above, that portion of the Advance Notice will be deemed as automatically withdrawn.
          The purchase price of the shares of common stock will equal 96% of the market price. Market price is based on the lowest daily VWAP during the five consecutive trading days after the date the Advance Notice is delivered to YA Global (“Pricing Period”). After the expiration of the Pricing Period, YA Global will purchase the appropriate number of shares subject to the Company meeting certain conditions. Afterwards, the Company can deliver an additional Advance Notice, and may continue until the commitment amount is purchased or the expiration of the two year period.
          For each Advance Notice, the Company may indicate a minimum acceptable price (“Minimum Price”), which cannot be more than 90% of the last closing price of the common stock on Nasdaq Capital Market before delivery of the Advance Notice. If during the Pricing Period for an Advance Notice, the VWAP for the common stock is below the Minimum Price, the amount of shares requested to be purchased under such Advance Notice will be reduced by 20% for each day it is below the Minimum during the Pricing Period (“Excluded Day”). In addition, each Excluded Day will be excluded from the Pricing Period for purposes of determining the market price.
          In addition, the Agreement provides that the Commitment Fee of $125,000 payable to YA may be paid either in cash, shares of common stock or some combination thereof. If this fee, or a portion of the fee, is paid in shares of common stock, the number of shares will equal the dollar amount of the portion of the fee to be paid in stock divided by the average daily VWAP for the 3 trading day immediately after the date of the Agreement.
          The aggregate commitment amount plus any shares paid to YA Global as part of the commitment fee cannot equal or exceed 20% of the number of outstanding shares of the Company’s common stock as of the date of the Agreement unless the Company’s shareholders approve the issuance as required by Nasdaq.
          Delivery of the shares against payment therefor in respect of each advance notice shall be settled on the third trading day following each sale pursuant to the SEDA, or on such earlier date as we and YA Global may mutually agree. There is no arrangement for funds to be received in an escrow, trust, or similar arrangement. In connection with any Advance Notice, if any portion of an advance would cause the beneficial ownership of our then outstanding common stock by YA Global to exceed 4.99%, then such portion shall automatically be deemed to be withdrawn by us with no further action required by us. We may terminate the SEDA upon fifteen (15) trading days of prior notice to YA Global, as long as there are no advances outstanding and we have paid to YA Global all amounts then due. A copy of the SEDA is attached as Exhibit 4.1 to our Current Report on Form 8-K as filed with the SEC on July 13, 2009.
          In addition to our issuance of common stock to YA Global pursuant to the SEDA, this prospectus supplement also covers the resale of those shares from time to time by YA Global to the public. In connection with YA Global’s sale of our common stock, YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation paid to YA Global may be deemed to be underwriting commissions or discounts. We have agreed in the SEDA to provide indemnification to YA Global against certain civil liabilities.
          YA Global has informed us that it will use an unaffiliated broker-dealer to effectuate any sales of common stock that it may purchase from us pursuant to the SEDA. Such sales will be made on the Nasdaq Capital Market or otherwise at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer may be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. YA Global has informed us that each such broker-dealer will receive commissions from YA Global which will not exceed customary brokerage commissions.

          Shares of our common stock may be sold in one or more of the following manners:
•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	to a broker-dealer as principal and resale by the broker-dealer for its account; or

•	a combination of any such methods of sale.
          YA Global has agreed that, during the term of the SEDA, neither YA Global or its affiliates will engage in any short sales or hedging transactions with respect to our common stock, provided that upon receipt of an advance notice YA Global may sell shares that it is obligated to purchase under such advance notice prior to taking possession of such shares.
          YA Global and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including without limitation, Rule 10b—5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of common stock by YA Global or any unaffiliated broker-dealer. Under these rules and regulations, YA Global and any unaffiliated broker-dealer:
•	may not engage in any stabilization activity in connection with our securities;

•	must furnish each broker which offers shares of our common stock covered by the prospectus that is a part of our Registration Statement with the number of copies of such prospectus and any prospectus supplement which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.
          These restrictions may affect the marketability of the common shares by YA Global and any unaffiliated broker-dealer.